# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0001341004-22-000150
Filed by CIK 0001414125
Persons authorized to receive notices and communications: Gregg A. Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, California (CA), 94301, (650) 470-4500

## Reporting persons
- Thomas J. Tull (CIK 0001414125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 27,816,907; shared voting power 16,918; sole dispositive power 27,816,907; shared dispositive power 16,918; aggregate amount beneficially owned 27,833,825 (17.2% of the class)
  Comment: The percentage in row 13 is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Comment: Explanatory Note - This Amendment No. 2 ("Amendment No. 2") amends and supplements the statements on Schedule 13D filed on May 27, 2022, as amended by Amendment No. 1 filed on October 7, 2022 (as amended, the "Schedule 13D"). Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 7, 2025, BAMCO, Inc., a wholly-owned subsidiary of Baron Capital Group, Inc., (BAMCO, Inc. is hereinafter referred to as the "Buyer"), the Reporting Person in his individual capacity, the Reporting Person in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended, and First Light Investors, LLC (collectively with the Reporting Person and the Tull Family Trust, u/a/d August 1, 2005, as amended, the "Sellers") entered into a Put-Call Agreement (the "Agreement"), pursuant to which: (a) from and after January 11, 2025 until May 7, 2025 (the "Expiration Date"), the Sellers will have the right, but not the obligation, to require the Buyer to purchase from the Sellers 19,039,999 shares of Class A Common Stock (the "Tranche I Shares") at a price equal to $6.25 per share, and (b) from and after the first business day following the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (such date, the "HSR Satisfaction Date"), until the Expiration Date, the Sellers will have the right, but not the obligation, to require the Buyer to purchase from the Sellers a number of shares (the "Tranche II Shares") equal to (x) 27,833,825 shares of Class A Common Stock minus (y) if the Tranche I Shares have been sold to the Buyer, the Tranche I Shares. From and after the HSR Satisfaction Date until the Expiration Date, the Buyer will have the right, but not the obligation, to purchase from the Sellers the Tranche II Shares at a price equal to $6.25 per share.

The foregoing description of the Agreement is qualified in its entirety by the full text of the agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

(a) - (b) Calculations of the percentage of Class A Common Stock beneficially owned is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Person (i) directly holds 2,101,277 shares of Class A Common Stock, (ii) the Tull Family Trust, u/a/d August 1, 2005, as amended, of which the Reporting Person is the trustee, directly holds 25,715,630 shares of Class A Common Stock, and (iii) First Light Investors, LLC, an entity which is controlled by the Reporting Person's spouse, directly holds 16,918 shares of Class A Common Stock and over which the Reporting Person may be deemed to have shared investment and voting power.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Put-Call Agreement, dated as of January 7, 2025, by and among BAMCO, Inc., Thomas J. Tull, in his individual capacity, Thomas J. Tull in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended, and First Light Investors, LLC.

## Signatures
- Thomas J. Tull: /s/ Thomas J. Tull, Thomas J. Tull (01/10/2025)